

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2014

<u>Via E-mail:</u>
Mr. Joseph R. Ianniello
Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

   Re: **CBS Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2013
       Filed February 14, 2014
       File No. 1-09553

Dear Mr. Ianniello:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert S. Littlepage, for

           Larry Spirgel
           Assistant Director